EXHIBIT 14.1

REFAC

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Introduction.

This Code of Ethics for Senior Financial Officers has been adopted by the Board of Directors (the “Board”) of Refac (the “Company”) to promote honest and ethical conduct, proper disclosure of financial information in the Company’s periodic reports, and compliance with applicable laws, rules, and regulations by the Company’s senior officers who have financial responsibilities.

Applicability.

As used in this Code of Ethics, the term Senior Financial Officer means the Company’s Chief Executive Officer, Chief Financial Officer and Controller, if any.

Principles and Practices.

In performing his or her duties, each of the Senior Financial Officers must:

(1)	maintain high standards of honest and ethical conduct;

(2)	avoid any actual or apparent conflict of interest between personal and professional relationships (as defined in the Company’s Code of Conduct and Ethics) and refrain from making any investment, accepting any personal position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create any such conflict of interest;

(3)	provide, or cause to be provided, full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchange Commission and in other public communications made by the Company;

(4)	comply and take all reasonable actions to cause others to comply with applicable governmental laws, rules, and regulations;

(5)	promptly report to the Audit Committee of the Board (the “Audit Committee”) any conflict of interest that may arise and any material transaction or relationship that reasonably could be expected to give rise to a conflict or the appearance of a conflict; and

(6)	promptly report violations of applicable laws, rules, regulations or this Code of Ethics to the Audit Committee.

In addition to this Code of Ethics, the Senior Financial Officers must also comply with the Company’s “Code of Conduct and Ethics” which is applicable to its employees and officers as well as directors when they are acting on behalf of the Company.

Amendments to or Waivers of Provisions.

Any request for an amendment to or waiver of any provision of this Code of Ethics must be in writing and addressed to the Audit Committee and must be approved by the Board. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable laws and regulations.

Compliance and Accountability.

The Audit Committee will assess compliance with this Code of Ethics, report material violations to the Board and recommend to the Board appropriate remedial action.

No Rights Created.

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company’s Senior Financial Officers in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, stockholder or any other person or entity.

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Approved by the Board of Directors March 22, 2004

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